EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I

(Form Type)

Keystone Private Income Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$69,090,181	(1)	$0.00015310	$10,577.71
Fees Previously Paid
Total Transaction Valuation	$69,090,181
Total Fees Due for Filing				$10,577.71
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$10,577.71

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 692,363 Shares outstanding (approximately 5.00% of the net assets of the Fund as of August 31, 2024).

Table 2 - Fee Offset Claims and Sources(2)

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources

(2)	Not applicable.